Exhibit 3.2

AMENDMENT NO. 2 TO SECOND AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
CUBESMART, L.P.

THIS AMENDMENT NO. 2 dated as of November 2, 2011 (the “Amendment”) amends the Second Amended and Restated Agreement of Limited Partnership Agreement (as amended to date, the “Partnership Agreement”) of CUBESMART, L.P., a Delaware limited partnership (the “Partnership”).  Capitalized terms used herein but not defined herein shall have the meanings given such terms in the Partnership Agreement.

BACKGROUND

A.                                   Pursuant to the Partnership Agreement, CubeSmart (the “General Partner”), as the sole general partner of the Partnership, has the power and authority to issue additional Partnership Interests in one or more newly created classes of Partnership Interests to persons on such terms and conditions as the General Partner may deem appropriate.

B.                                     The General Partner, pursuant to the exercise of such power and authority and in accordance with the Partnership Agreement, has determined to execute this Amendment to the Partnership Agreement to create a new class of Partnership Interests designated as the 7.75% Series A Preferred Mirror Units having designations, preferences and other rights such that the economic interests attributable to such Series A Preferred Mirror Units are substantially the same as the economic rights of the 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest of the General Partner (the “Series A Preferred Shares”) and to evidence the issuance of such additional Partnership Interests to the General Partner in exchange for the General Partner’s contribution to the Partnership of the net proceeds of the sale of the Series A Preferred Shares.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby amend the Partnership Agreement as follows:

1.                                       In accordance with the Partnership Agreement, the Partnership Agreement is hereby amended to establish, and to issue to the General Partner, the Series A Preferred Mirror Units having the designations, preferences and other rights set forth below:

(a)                                  Designation and Number.  A class of Partnership Interests designated as Series A Preferred Mirror Units is hereby established. The number of Series A Preferred Mirror Units shall be up to 3,220,000 of which 2,800,000 shall be issued on the date of this Amendment to the General Partner and the balance shall be issued only if and to the extent that the General Partner issues additional Series A Preferred Shares after the date hereof and contributes the net proceeds from any such issuance of additional shares to the Partnership.  The stated value of each Series A Preferred Mirror Unit shall be $25.00 (the “Stated Value”).

(b)                                 Rank.  The Series A Preferred Mirror Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership, rank (a) senior to the Class A Units and Class B Units and all Partnership Interests ranking junior to the Series A Preferred Mirror Units; (b) on a parity with all Partnership Interests issued by the Partnership after the date of this Amendment

AMENDMENT NO. 2 TO SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF CUBESMART, L.P.

the terms of which specifically provide that such Partnership Interests rank on a parity with the Series A Preferred Mirror Units; and (c) junior to all Partnership Interests issued by the Partnership the terms of which specifically provide that such Partnership Interests rank senior to the Series A Preferred Mirror Units.

(c)                                  Distributions.

(i)                                     Pursuant to Article V of the Partnership Agreement, holders of Series A Preferred Mirror Units shall be entitled to receive, out of funds legally available therefor, cumulative quarterly cash distributions equal to the amount of the cumulative quarterly cash distributions payable on the Series A Preferred Shares.  Such distributions shall be payable quarterly in arrears on or before the date on which distributions on the Series A Preferred Shares are payable (each a “Series A Preferred Mirror Unit Distribution Payment Date”).

(ii)                                  No distributions on Series A Preferred Mirror Units shall be authorized or paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the Partnership, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law.

(iii)                               Notwithstanding the foregoing, distributions with respect to the Series A Preferred Mirror Units will accrue whether or not the terms and provisions set forth in Section 1(c)(ii) at any time prohibit the current payment of distributions, whether or not there are funds legally available for such distributions and whether or not such distributions are authorized.  Accrued but unpaid distributions on the Series A Preferred Mirror Units will accumulate as of the Series A Preferred Mirror Unit Distribution Payment Date on which they first become payable.

(iv)                              When distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Mirror Units and any other Partnership Interests ranking on a parity as to distributions with the Series A Preferred Mirror Units, all distributions authorized upon the Series A Preferred Mirror Units and any other Partnership Interests ranking on a parity as to distributions with the Series A Preferred Mirror Units shall be authorized pro rata so that the amount of distributions authorized per Partnership Unit of Series A Preferred Mirror Units and such other Partnership Interests shall in all cases bear to each other the same ratio that accrued distributions per Partnership Unit on the Series A Preferred Mirror Units and such other Partnership Interests (which shall not, with respect to such other Partnership Interests, include any accrual in respect of unpaid distributions for prior distribution periods if such other Partnership Interests do not have a cumulative distribution) bear to each other.  Any distribution payment or payments on Series A Preferred Mirror Units which may be in arrears shall accrue distributions at the rate of 7.75% per annum.

(v)                                 Except as provided in Section 1(c)(iv), unless full cumulative distributions on the Series A Preferred Mirror Units have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof is set apart for payment for all past distribution periods and the then current distribution period, no distributions (other than in Partnership Interests ranking junior to the Series A Preferred Mirror Units as to distributions and upon liquidation, dissolution or winding up) shall be authorized or paid or set aside for payment nor shall any other distribution be authorized or made upon the Class A Units, Class B Units or any other Partnership Interests ranking junior to or on a parity with the Series A Preferred Mirror Units as to distributions or upon liquidation, dissolution or winding up, nor shall any Class A Units or Class B Units or any other Partnership Interests ranking junior to or on a parity with the Series A Preferred Mirror Units as to distributions or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such units or other Partnership Interests) by the Partnership or any other entity controlled directly or indirectly by the Partnership (except by conversion into or exchange for Partnership Interests ranking junior to the Series A Preferred Mirror Units as to distributions and upon liquidation, dissolution or winding up).

(vi)                              Holders of the Series A Preferred Mirror Units shall not be entitled to any distribution, whether payable in cash, property or Partnership Units in excess of full cumulative distributions on the Series A Preferred Mirror Units as described above. Any distribution payment made on the Series A Preferred Mirror Units shall first be credited against the earliest accrued but unpaid distribution due with respect to such Series A Preferred Mirror Units which remains payable.

(d)                                 Liquidation Preference.

(i)                                     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership, the holders of Series A Preferred Mirror Units then outstanding are entitled to be paid out of the assets of the Partnership available for distribution to the Partners pursuant to Section 13.2 of the Partnership Agreement a liquidation preference equal to the Stated Value per Series A Preferred Mirror Unit, plus an amount equal to any accrued and unpaid distributions to the date of payment, before any distribution of assets is made to holders of Class A Units and Class B Units or any other Partnership Interests that rank junior to the Series A Preferred Mirror Units upon liquidation, dissolution or winding up.

(ii)                                  In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Partnership are insufficient to pay the amount of the liquidating distributions on all outstanding Series A Preferred Mirror Units and the corresponding amounts payable on all other Partnership Interests ranking on a parity with the Series A Preferred Mirror Units in the distribution of assets, then such assets shall be allocated among the Series A Preferred Mirror Units, as a class, and each class or series of such other such Partnership Interests, as classes, in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(iii)                               After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Mirror Units will have no right or claim to any of the remaining assets of the Partnership.

(iv)                              The consolidation or merger of the Partnership with or into any other partnership, limited liability company, corporation, trust or entity or of any other partnership, limited liability company, corporation, trust or other entity with or into the Partnership, or the sale, lease or conveyance of all or substantially all of the property or business of the Partnership, shall not be deemed to constitute a liquidation, dissolution or winding up of the Partnership for purposes of this Section 1(d).

(e)                                  Redemption.  In connection with a redemption by the General Partner of any or all of the Series A Preferred Shares, the Partnership shall provide cash to the General Partner for such purpose which shall be equal to the redemption price (including accrued and unpaid distributions) of the Series A Preferred Shares to be redeemed and in exchange one Series A Preferred Mirror Unit shall be canceled with respect to each Series A Preferred Share so redeemed.  From and after the date on which the Series A Preferred Shares are redeemed, the Series A Preferred Mirror Units so canceled shall no longer be outstanding and all rights hereunder, to distributions or otherwise, with respect to such Series A Preferred Mirror Units shall cease.

(f)                                    Conversion.  In connection with, and at the time of, the conversion of any or all of the Series A Preferred Shares into Common Shares, a number of Series A Preferred Mirror Units equal to the number of Series A Preferred Shares so converted shall be converted into a number of Class A Units equal to the number of Common Shares issued upon such conversion.

(g)                                 Allocations.  Allocations of the Partnership’s items of income, gain, loss and deduction shall be allocated among holders of Series A Preferred Mirror Units in accordance with Article VI of the Partnership Agreement.

2.                                       Except as expressly set forth in this Amendment to the Partnership Agreement, the Partnership Agreement is hereby ratified and confirmed in each and every respect.

[Signature appears on following page]

IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first written above.

GENERAL PARTNER:

CUBESMART, as general partner

By:	/s/ Jeffrey P. Foster
	Name:	Jeffrey P. Foster
	Title:	Senior Vice President, Chief Legal Officer & Secretary

Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership of Cubesmart, L.P.